Mail Stop 3561

March 28, 2007

Dr. L.S. Smith
Chief Executive Officer
DGSE Companies, Inc.
2817 Forest Lane
Dallas, TX 75234

> **Re: DGSE Companies, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 26, 2007**
> **File No. 333-140890**

Dear Mr. Smith:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Summary, page 1

1. We note your Q&A entitled "What is the impact of the support agreements on the voting?" and that 51.7% of the outstanding shares of DGSE common stock have entered into a support agreement and 75.6% of the outstanding shares of Superior have entered into a support agreement. Because you have indicated that they plan on voting in favor of the merger, please indicate specifically that the vote approving the merger is assured. Please consider similar revisions to the Q&As entitled "What DGSE stockholder approvals are required to approve the DGSE proposals?" and

"What Superior stockholder approvals are required to approve the Superior proposals?"

DGSE Proposal No. 1 and Superior Proposal No. 1 – The Combination, page 39

2. Please elaborate upon your "Background" discussion to explain how the parties arrived at the final fixed exchange ratio and why a revision was made to the terms of the original transaction that was announced on July 17, 2006.

3. In various places throughout this discussion you refer to the new directors to be appointed to the Board as "'independent.'" Clarify what you mean by this reference. Is this your definition or is this the definition as applied by the listing standards of NASDAQ? If this constitutes your definition, briefly define it for readers.

The Merger Agreement, page 62

4. We note your disclosure that the merger agreement is "[n]ot intended to provide any other factual information about DGSE or Superior." We also note your disclosure in the first paragraph of the amended and restated merger agreement, filed as Annex A, that "No person, other than the parties to the merger agreement, are entitled to rely on the representations contained in the merger agreement." Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

5. We note your disclosure that "[i]nformation concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the public disclosures of DGSE." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

Representations and Warranties, page 65

6. We note your disclosure that shareholders "[s]hould not rely on the representations and warranties as current characterizations of factual information about DGSE and Superior." It appears that this sentence was included because the representations and warranties are subject to exceptions and qualifications in the merger agreement or disclosure schedules, as discussed in the previous sentence. If so, please revise this sentence to clearly indicate this. Otherwise, please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

Support Agreements, page 69

7. We note that you have entered into a support agreement with SIBL and "some individual stockholders of Superior" whereby they have agreed to vote all of their shares of Superior common stock in favor of the merger and related transactions. Please provide us your analysis as to why the lock-up of such shares is consistent with our previous guidance. In this regard, see Section VIII.A.9 of the Current Issues Outline (November 14, 2000) which addresses the execution of lock-up agreements in connection with business combination transactions. Specifically, tell us why you believe it is appropriate to expand the lock-up group to the "individual stockholders of Superior" that are a party to this agreement.

Superior Proposal No.2 – Appointment and Constitution of Stanford International Bank Ltd. as Stockholder Agent under the Merger Agreement and Escrow Agreement, page 84

8. Please elaborate upon this discussion to explain the rationale behind and significance of approving the appointment of a stockholder agent. Further, explain what rights, if any, stockholders will cease to be able to exercise of their own accord as a result of the appointment of a stockholder agent under the Merger Agreement or Escrow Agreement.

Signature page

9. Please identify your controller or principal accounting officer, consistent with Instruction 1 to Form S-4.

Legality Opinion – Exhibit 5.1

10. Please advise us as to why you believe that your legality opinion has been appropriately rendered considering it does not opine as to the issuance of the warrants as binding obligations under the state contract law governing the warrant agreement or, in this case, Texas. We note that your opinion is "premised upon the result that would be obtained if a California court were to apply the internal laws of the State of California to the interpretation and enforcement of the Stanford Warrants," however, this does not appear to be sufficient for purposes of rendering an opinion as to the binding nature of the instrument.

*****

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kurt Murao at (202) 551-3338, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andreas F. Pour, Esq.
       Sheppard, Mullin Richter & Hampton LLP
       Fax: (858) 509-3691